Via Facsimile and U.S. Mail
Mail Stop 4720

May 18, 2010

Mr. Yan-Qing Liu
Chairman, Chief Executive Officer and President
China Sky One Medical, Inc.
Room 1706, Di Wang Building, No. 30 Gan Shui Road,
Nangang District, Harbin
People's Republic of China 150001

Re: **China Sky One Medical, Inc.**
       Form 10-K for the Period Ended December 31, 2008
       File No. 001-34080

Dear Mr. Liu:

We have reviewed your May 11 and 13, 2010 responses to our April 23, 2010 letter and have the following comments. In our comments, we have referred to your proposed draft of Amendment No. 2 to your Form 10-K for the year ended December 31, 2009 included in your May 13th response and your March 31, 2010 Form 10-Q filed on May 17, 2010 solely to determine your compliance with our outstanding comments and have not otherwise reviewed these documents or your December 31, 2009 Form 10-K.

Proposed Draft of Amendment No. 2 to Form 10-K for the Period Ended December 31, 2009

General

1. Please ensure that you have labeled all restated amounts as "restated." For example, 2009 information included under Selected Financial Data on page 33 and Earnings per Share disclosure on page F-20, and fourth quarter information disclosed on page F-29 under Quarterly Results (Unaudited) should clearly be labeled as "restated."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
Liquidity and Capital Resources, page 42

2. Your statement that the increase in working capital is partially due to the "increased change in value of derivative liability" is inaccurate as the increase in your derivative liability decreases your working capital. Please revise your disclosure to state that the increase in working capital was offset by the increase in your derivative liability.

Consolidated Financial Statements
2. Restatement, page F-8

3. Please revise your disclosure to explain why quarterly periods were not affected or restated.

4. Please note that we are still assessing your May 13, 2010 response as to why you did not restate your financial statements for the first three quarters of 2009. We may have additional comments.

5. Provide disclosure to explain why these corrections of errors did not have any tax impact. Further, revise Note 15, Income Taxes, on page F-27 to:
    - Include the information requested under comment four of our letter dated April 23, 2010; and
    - Provide a reconciliation of your statutory tax rate to your effective tax rate as required by ASC 740-10-50-12.

9. Securities Purchase Agreement and Related Transaction, page F-22

6. You state here that the average per share purchase price by the 2008 Offering Investors was subject to adjustment for 12 months from the Closing Date under certain circumstances. Furthermore, you state that you deemed the estimated fair value of this derivative warrant liability to be immaterial at December 31, 2009. Since you define the "Closing Date" to be January 31, 2008, revise your disclosure to indicate that this feature expired on January 31, 2009 without adjusting the purchase price. Otherwise, please explain to us why the adjustment period was extended, for how long and why you do not reflect an embedded derivative for this down-round protection upon the adoption of EITF 07-5.

7. You disclose that "as of the Closing Date, the Company achieved both of the targets and the Investors' rights under the Put Agreement were terminated." Please tell us how this could occur, when your Put Agreement indicates that the trigger is certain information derived from your 2007 audited financial statements, the opinion on which was not signed by your auditors until March 25, 2008 and filed in your 2007 Form 10-K on March 31, 2008. Accordingly, if true, revise your disclosure as follows:
    - Indicate that the put triggers are based on your audited financial statements as indicated in the second recital to your Put Agreement;
    - Indicate that these criteria were met either on March 25, 2008 when your auditor signed their opinion or on March 31, 2008, when you filed your Form 10-KSB for the year ended December 31, 2007, as appropriate; and
    - The Put Agreement was terminated unexercised.

8. As of the financial statement date, you should have known whether the Escrow Shares and the Make Good Agreement was released to the Principal Shareholder in 2009. Revise your disclosure accordingly.

10. Outstanding Warrants and Options, page F-22

9. It appears that the second bullet of the bullets listing the additional characteristics is neither consistent with the sixth bullet nor with the disclosure on page F-9 that the registration rights obligations is not a liability. Please delete the second bullet or otherwise revise your disclosure to resolve this inconsistency.

10. Please revise your third bullet under this note to separately discuss the standard anti-dilution feature from the non-standard anti-dilution feature as follows:
    - Standard Anti-Dilution Features
        - Describe the standard dilutive events as provided in Section 8(a) through 8(e) of your warrant agreement; and
        - Describe how the warrant price and number of warrant share will adjust under these features.
    - Non-Standard Anti-Dilution Feature
        - Describe the dilutive events as provided in Section 8(f) through 8(i) of your warrant agreement;
        - Describe how the warrant price will adjust under this feature; and
        - Link this discussion to the discussion in your fourth bullet regarding your accounting for this anti-dilution feature.

11. In the fourth bullet, you state that at December 31, 2009 you recorded an expense and related derivative liability of $11,435,000, which appears confusing given that you did not record an expense of $11,435,000. Please revise this statement to clarify.

12. You state in the fourth bullet that you utilized 3.7 years as the life of the warrants in calculating the derivative liability. This life appears inconsistent with the 3.5 years disclosed on pages 47 and F-14. Please revise your disclosure to be consistent.

13. Please explain to us how the Monte Carlo model considers the ratchet feature and the registration rights feature in calculating the warrant's fair value. In your response, please explain how the probability of the ratchet kicking in is assessed and valued. In addition, please explain how the continuing extension of the expiration date by one day for each day the warrants are not registered is assessed and valued.

Item 9A. Controls and Procedures
Management's Evaluation of Disclosure Controls and Procedures, page 50

14. Please revise the disclosure of your evaluation of disclosure controls and procedures to clearly indicate your initial evaluation and the re-evaluation of those controls and procedures in light of your restatements. Otherwise, explain why a re-evaluation is not required.
    - If you deem your disclosure controls and procedures to be effective, despite your restatements, disclose the factors you considered in making this evaluation.
    - If you deem your disclosure controls and procedures to be ineffective, disclose the material weaknesses attributing to your evaluation that your

disclosure controls and procedures are ineffective, when they were identified, by whom they were identified, when they began and your remediation efforts, if any.

<u>Management's Annual Report on Internal Control Over Financial Reporting, page 50</u>

15. Please revise the disclosure of your assessment of internal controls over financial reporting to clearly indicate your initial assessment and the reassessment of those controls in light of your restatements. Otherwise, explain why a revaluation is not required.
    - If you deem your internal controls to be effective, despite your restatements, disclose the factors you considered in making this assessment. Please refer to paragraph 69 of PCAOB Standard No. 5 that says a restatement of previously issued financial statements is an indicator of a material weakness in internal controls over financial reporting.
    - If you deem your internal controls to be ineffective,
        - Disclose the material weaknesses attributing to your assessment that your internal controls are ineffective, when they were identified, by whom they were identified, when they began and your remediation efforts, if any.
        - Please have your auditors revise their opinion on your internal controls over financial reporting, as appropriate.

16. Please tell us whether the reassessment of your internal controls over financial reporting at December 31, 2010 would impact the statement in your March 31, 2010 Form 10-Q that you had no material changes in your internal controls over financial reporting.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your response that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP. After reviewing your response, we may raise additional comments.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant